

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 17, 2010

Via U.S. Mail and Fax (888.888.9115)
Gregory S. Ayers
Principal Financial and Accounting Officer
inContact, Inc.
7730 South Union Park Avenue
Suite 500
Midvale, UT 84047

Re: inContact, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 12, 2010
Form 10-Q for the fiscal quarter ended March 31, 2010
File No. 001-33762

Dear Mr. Ayers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Summary of Significant Accounting Policies, page F-11

1. Refer to your discussion of revenue recognition on page F-15 where you state that upfront fees received for professional services, such as training and installation, are recognized over the term of the contract because you have not established objective and reliable evidence of fair value for your inContact suite of services. It appears that the services are generally sold together with the inContact suite of services as a multiple-

element arrangement and do not have standalone value. As it is unclear, based on your disclosure on page F-18 discussing recent accounting pronouncements, whether the adoption of ASU 2009-13 will affect the timing of revenue recognition for these services, please explain to us whether they have standalone value to your customer (please refer to ASC 605-25-25-5) and represent the culmination of a separate earnings process such that if the selling price of any undelivered item(s) could be estimated, revenue for the services would be recognized when completed, as opposed to being amortized over the contract period.

Note 15. Segments, page F-37

2. Please provide a reconciliation of the total of the reportable segments assets to the enterprise's consolidated assets as required by ASC 280-10-50-30(c).

Definitive Proxy Statement filed April 28, 2010

Proposal No. 1 Election of Directors, page 5

Directors and Officers, page 5

3. We note that for Messrs. Stern, Barnett and Koeppe you list identical generic factors for why the board determined that each was qualified to serve as a director. The requirements of Item 401(e)(1) are intended to elicit personalized disclosure for each director. Discuss the specific factors that the board considered for each in determining that each was qualified to serve as a director.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Base Salary, page 15

4. We note that you set your executives' base salaries "by taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that executive base salaries should be targeted near or below the median of the range of salaries for executive at companies in similar positions and with similar responsibilities as our executive officers." As a result, it appears that you benchmark your executive salaries against comparable salaries at similarly situated companies. Identify these companies.

Grants of Plan-Based Awards, page 20

5. We note the following stock option exercise prices in your Grants of Plan-Based Awards table on page 20: $1.76 for the option granted on March 11, 2009; $1.78 for the option granted on March 16, 2009; and $1.69 for the option granted on March 6, 2009.

However, according to the historical data on Nasdaq's website, the last sales prices for these dates are $1.94, $1.98, and $1.75, respectively. Please tell us how you determined the exercise price of each stock option listed in your awards table. Also, in future filings, if the exercise price is less than the closing market price of the underlying security on the date of the grant, include a separate, adjoining column showing the closing market price on the date of the grant. Refer to Item 402(d)(vii) of Regulation S-K.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director